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KPMG
                                                                    Exhibit 23.1

                         Independent Auditor's Consent

The Board of Directors
Kentucky River Coal Corporation:

We consent to the use of our report dated March 7, 2002, except as to note 9 which is as of March 27, 2002, with respect to the consolidated balance sheets of Kentucky River Coal Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2001, included herein and to the reference to our firm under the heading "Experts" in the proxy statement/prospectus.

/s/ KPMG LLP

Louisville, Kentucky
April 17, 2002